File No. 811-08433


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1


                                       TO

                                      FORM

                                     N-8B-2

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS

                     WHICH ARE CURRENTLY ISSUING SECURITIES

                         PURSUANT TO SECTION 8(B) OF THE

                         INVESTMENT COMPANY ACT OF 1940



                         COVA VARIABLE LIFE ACCOUNT FIVE
     ______________________________________________________________________
                         (NAME OF UNIT INVESTMENT TRUST)


                     I. ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

     Cova  Variable  Life  Account Five  ("Separate  Account").
     IRS  Employer  Identification  Number:  N/A

(b)  Furnish  title of each class or series of securities issued by the trust.

     Modified Single Premium Variable Life Insurance Policy ("Policy").

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.


Cova  Financial  Life  Insurance  Company  ("Company")
         4100 Newport Place Drive, Suite 840
         Newport Beach, CA 92600
         800-523-1661


          IRS  Employer  Identification  Number: 94-2176117
                                                 ----------

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

     Not Applicable

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

     The Policy is not currently being distributed. When such distribution commences, Cova Life Sales Company will be the "Principal Underwriter."

Cova  Life  Sales  Company  ("Life  Sales")
          One  Tower  Lane,  Suite  3000
          Oakbrook  Terrace,  IL  60181

          IRS  Employer  Identification  Number:  36-3324851
                                                  ----------

5. Furnish name of state or sovereign power, the laws of which govern with respect to the organization of the trust.

     California

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

     The Separate Account was established pursuant to a resolution of the Board of Directors of the Company on March 24, 1992, and was designated as an operational Separate Account on March 24, 1992. The Separate Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to received them.

(b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

Not Applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

     The Separate Account has never been known by any other name.

8. State the date on which the fiscal year of the trust ends.

     The fiscal year of the Separate Account ends on December 31.

9. MATERIAL LITIGATION. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, altogether immaterial itself, is representative of, or one of, a group which in the aggregate is material.

There are no legal proceedings to which the Separate Account or the Principal Underwriter is a party. The Company is engaged in various kinds of routine litigation, which in its judgement are not of material importance in relation to the total capital and surplus of the Company.


                      II. GENERAL DESCRIPTION OF THE TRUST
                           AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS.

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

(a) Whether the securities are of the registered or bearer type;

The Policy which is to issued is of the registered type insofar as the Policy is personal to the Owner, and the records concerning the Owner are maintained by the Company.

(b) Whether the securities are of the cumulative or distributive type;

     The Policy is of the cumulative type.

(c) The rights of security holders with respect to withdrawal or redemption;

     The Owner  may make  withdrawals  from the  Policy  for its Cash  Surrender
Value.

(d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters;

     The Owner may transfer a Policy's Account Value from one Sub-Account to another Sub-Account.

(e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement;

     Not Applicable

(f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust;

     The  underlying  securities  of the Separate  Account are shares issued by:
Cova Series Trust, Lord Abbett Series Fund, Inc. and General American Capital Company, collectively, the Funds.

     The Company will vote the shares held in the Separate Account in accordance with instructions received from persons having a voting interest in the Separate Account. The Company will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. The Company will vote shares it owns in the same proportion as it votes shares for which it has received instructions.

(g) Whether security holders must be given notice of any change in:

     (1) the composition of the assets of the trust;

     Notice must be given of any such proposed change.

     (2) the terms and conditions of the securities issued by the trust;

     Notice must be given of any such proposed change.

     (3) the provisions of any indenture or agreement of the trust;

     Notice must be given of any such proposed change.

     (4) the identity of the depositor, trustee or custodian;

     There is no provision requiring notice to or consent of Owners with respect to any change in the identity of the Separate Account's depositor. The Company's obligations under the Policy, however, cannot be transferred to any other entity without notice to the Owner.

(h) Whether the consent of the security holders is required in order for action to be taken concerning any change in:

     (1) the composition of the assets of the trust;

     Consent of Owners is not required when substituting the underlying securities of the Separate Account. However, to substitute such securities, approval of the Securities and Exchange Commission is required in compliance with Section 26(b) of the Investment Company Act of 1940. The Company may, however, add additional Sub-Accounts without the consent of Owners. Except as required by federal or state law or regulation, no action will be taken by the Company which will adversely affect the rights of Owners without their consent.

     (2) the terms and conditions of the securities issued by the trust;

     No change in the terms and conditions of the Policy can be made without the consent of the Owners except as required by federal or state law or regulation.

     (3) the provisions of any indenture or agreement of the trust;

     Not Applicable.

     (4) the identity of the depositor, trustee or custodian;

     There is no provision requiring notice to or consent of Owners with respect to any change in the identity of the Separate Account's depositor. The Company's obligations under the Policy, however, cannot be transferred to any other entity without compliance with state insurance law, which may under some circumstances, require the Owner's consent.

(i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

     In return for the payment of premiums, the Policy provides insurance coverage on the life of the insured.

     The Policy provides for the right to borrow from the Company using the Policy's Cash Value as collateral.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES.

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

The securities held in the Separate Account will be shares of Cova Series Trust, Lord Abbett Series Fund, Inc. and General American Capital Company, all of which are open-end, management investment companies of the series type.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

(a) Name of company;

Cova Series Trust
Lord Abbett Series Fund, Inc.
General American Capital Company

(b)  Name  and  principal  business  address  of  depositor;

Cova Financial Life Insurance Company is the depositor of the Cova Series Trust. Its address is: One Tower Lane, Suite 3000, Oakbrook Terrace, IL 60181.

Lord, Abbett & Co. is the depositor of the Lord Abbett Series Fund, Inc. Its address is: 767 Fifth Avenue, New York, NY 10153.

General American Life Insurance Company is the depositor of the General American Capital Company. Its address is: 700 Market Street, St. Louis, MO 63101.

(c) Name and principal business address of trustee or custodian;


Investor's Bank & Trust Company is the custodian for the Cova Series Trust. Its address is: 200 Clarendon Street, Boston, MA 02116.


The Bank of New York is the custodian for the Lord Abbett Series Fund, Inc. Its address is: 40 Wall Street, New York, NY 10286.

The Bank of New York is the custodian for the General American Capital Company. Its address is: 40 Wall Street, New York, NY 10286.

(d) Name and principal business address of principal underwriter;

Cova Series Trust and Lord Abbett Series Fund, Inc. distribute their own shares.

Walnut Street Securities Inc, acts as the principal underwriter for General American Capital Company.

(e) The period during which the securities of such company have been the underlying securities.

No underlying securities have yet been acquired by the Separate Account.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES.

13. (a)Furnish the following information with respect to each load, fee, expense or charge to which: (1) principal payments; (2) underlying securities; (3) distributions; (4) cumulated or reinvested distributions or income; and (5) redeemed or liquidated assets of the trust's securities are subject; (A) the nature of such load, fee, expense, or charge; (B) the amount thereof; (C) the name of the person to whom such amounts are paid and his relationship to the trust; (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

1.   Principal Payments

MORTALITY AND EXPENSE RISK CHARGE. For the first ten years, the Company deducts a charge equal, on an annual basis, to 0.90% of the Account Value allocated to the Separate Account. For the eleventh year and after, the charge is 0.75%. This compensates the Company for assuming the mortality and expense risks under the Policy.

ADMINISTRATIVE CHARGE. The Company deducts a charge equal, on an annual basis, to 0.40% of the Account Value. This compensates the Company for expenses incurred in the operation of the Separate Account and for administering the Policy.

TAX EXPENSE CHARGE. This deduction is the sum of the Premium Tax Charge and the Federal Tax Charge. It is deducted monthly for the first ten years. It is equal, on an annual basis, to .40% (.15% for Federal Tax Charge and .25% for Premium Tax Charge) of the Account Value. This compensates the Company for federal and state tax incurred as a result of issuing the Policy.


COST OF INSURANCE CHARGE. Each month the Company deducts a charge for the cost of insurance which compensates the Company for insurance coverage provided during the month.


ANNUAL POLICY MAINTENANCE FEE. Every year on the anniversary of the Policy Date, Cova deducts $30 as a policy maintenance fee. Under some circumstances, this charge is waived. This, in addition to the Administrative Charge, compensates the Company for the administrative expenses incurred.

2.   Underlying Securities

The Funds are charged management fees by their respective investment adviser and incur operating expenses.

3.   Distributions

Not Applicable.

4.   Cumulated or reinvested distributions or income.

All investment income and other distributions are reinvested in Fund shares at net asset value.

5.   Redeemed or liquidated assets.

SURRENDER CHARGE. The surrender charge is taken out of the Account Value surrendered during the first ten years which is not part of the Annual
Withdrawal Amount. The Surrender Charges, which are equal to a percent of Premium surrendered are:

Policy Year  Surrender Charge
-----------  -----------------
1                         7.5%
2                         7.5%
3                         7.5%
4                         6.0%
5                         5.0%
6                         4.0%
7                         3.0%
8                         2.0%
9                         1.0%
10 +                        0%

This compensates the Company for the expenses incurred in distributing the Policy.

DEFERRED PREMIUM TAX CHARGE. This charge is assessed on premiums surrendered from the Policy. It is equal to:

Policy Year  Deferred Premium Tax Charge
-----------  ----------------------------
1                                   2.25%
2                                   2.00%
3                                   1.75%
4                                   1.50%
5                                   1.25%
6                                   1.00%
7                                    .75%
8                                    .50%
9                                    .25%
10 +                                   0%

This charge enables the Company to collect that portion of the Premium Tax Charge it has not collected before the Policy is surrendered.

(b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

     See response to item 13(a)(1).

(c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load, and identify each class of individuals or transactions to which such plans apply.

     (1) The amount of sales load as a percentage of the net amount invested is 0%.

     (2)  There is no charge deducted from premiums.

(d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

     Not Applicable.

(e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

     None.

(f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13 (d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits. None.

(g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

     Not Applicable

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST.

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

A person desiring to purchase a Policy must complete an application on a form provided by the Company. The Company will underwrite the Policy before it is issued and, if the applicant meets the underwriting standards of the Company, the Policy will be issued.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

When a Policy is purchased, the Company will initially invest the premium in the Money Market Portfolio. After 15 days (or longer in those states where required) from the Policy Issue Date, the Company will allocate the Account Value to the Investment Portfolios as requested in the application.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

The Company applies premiums to the purchase of Investment Portfolio shares at their net asset value. Redemption of Investment Portfolio shares may be made by the Company to permit the payment of benefits or amounts in connection with requests for surrender or for other purposes contemplated by the Policy.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

     Any surrender by an owner may be made by communication in writing to the Company at its service office. Upon written receipt of such request, the Company will cancel accumulation units in the Policy and redeem Investment Portfolio shares in sufficient amount to meet any requests. See Item 10.

(b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

     The Company is required to honor surrender requests as described in Items 10(c) and 17(a). With respect to the Separate Account's underlying securities, the Investment Options are required to redeem their shares at net asset value and to make payment therefore within 3 business days. (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

When there is a total withdrawal from a Policy, it is canceled.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

     All income and other distributable funds of the Separate Account are reinvested in Investment Option shares and are added to the assets of the Separate Account.

(b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Not Applicable.

(c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

     Not Applicable.

(d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

     No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

The Company provides confirmations with respect to all premiums received, loan transactions and any surrenders. The Company also provides each Policy owner with an annual statement which will show the current amount of death benefit payable under the Policy, the current Account Value, the current Cash Surrender Value, current Debt and will show all transactions previously confirmed. The statement will also show all premiums paid and all charges deducted during the policy year.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

(a) Amendments to such indenture or agreement;

     Not Applicable.

(b) The extension or termination of such indenture or agreement;

     Not  Applicable.

(c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions;

     Not Applicable.

(d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed;

     The Separate Account has no trustees.

(e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions;

     There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

(f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

     There are no provisions relating to the appointment of a successor depositor or the procedure if a successor depositor is not appointed.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

     Policy owners may borrow from the Company using the Policy as the sole security.

(b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

     The following items should be covered.

     (1) the name of each person who makes such agreements or arrangements with security holders;

     The Company will make a loan to an Owner with the Policy as the sole security.

     (2) the rate of interest payable on such loans;

     The interest rate for a Policy loan is 6% per annum.

     (3) the period for which loans may be made;

     Loans can be made while the Policy is in force.

     (4) costs or charges for default in repayment at maturity;

     Not applicable.

     (5) other material provisions of the agreements or arrangements;


     A policy loan will result in accumulation units being redeemed from the Investment Portfolios and the proceeds being transferred to the Loan Account. The Company will pay interest on the Loan Account at an annual rate of 4.0% (unless a Preferred Loan is in effect which earns 6%). An outstanding loan reduces the amount of death benefit and the cash value.


(c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

     Not Applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

     There is no such provision or agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

     The officers and directors of the Company are covered under a fidelity bond in the amount of $5,000,000. The officers and directors of Cova Life Sales Company are covered under a fidelity bond in the amount of $5,000,000 for each loss, $5,000,000 for aggregate losses with a $250,000 deductible.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

The Owner may assign his rights under the Policy. The Owner may change owners during the life time of the Insured while the Policy is in force.

                   III. ORGANIZATION, PERSONNEL AND AFFILIATED
                              PERSONS OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR.

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

The Company was incorporated in California in 1972 as a stock life insurance company.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

     Not Applicable.

(b)  Furnish  the  following   information  with  respect  to  any  fee  or  any
participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

     See Item 13(a).

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

The Company is presently licensed to do business in the State of California. It acts as the depositor of Cova Variable Annuity Account Five. The portfolios of Cova Series Trust represent some of the Investment Portfolios under the Policies.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR.

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote five percent or more of the outstanding voting securities of the depositor.

     See Item 29.

(b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

     The directors and executive officers of the Company are listed below:

Name                                                   Principal Occupation During the Past Five Years
-------                                                -----------------------------------------------

John W. Barber***                                Director of  Cova-June,  1995 to present;  Director of First
                                                 Cova Life Insurance Company  (FCLIC)-June,  1995 to present;
                                                 Director of CFLIC June, 1995 to present;  Vice President and
                                                 Controller    of    General    American    Life    Insurance
                                                 Company-December, 1984 to present; President and Director of
                                                 Equity Intermediary Company- October, 1988 to present.

Jerome P. Darga*                                 Vice  President  and  Assistant  Secretary  of  Cova-1992 to
                                                 present;   Vice   President  and   Assistant   Secretary  of
                                                 CFLIC-1992   to  present;   Vice   President  and  Assistant
                                                 Secretary of CLMC-1992 to present.

Connie A. Doern****                              Vice  President  of  Cova-1997  to  Present,  prior  thereto
                                                 Assistant Vice  President from 1990 to 1995;  Vice President of CFLIC-  1997 to Present,  prior  thereto  Assistant  Vice
                                                 President from 1990 to 1995; Vice President of FCLIC-1997 to
                                                 Present, prior thereto Assistant Vice President from 1993 to
                                                 1995; Vice President of J&H/KVI-1989 to Present.

Judy M. Drew*                                    Vice  President of Cova-1988 to present;  Vice  President of
                                                 CFLIC-1988  to present;  Vice  President  of  FCLIC-1992  to present;  Senior Vice  President  of  CLMC-1996  to present, prior thereto Vice President  from 1989 to 1996;  President,
                                                 COO and Director of Cova Life Sales Company  (CLSC)-1988  to
                                                 present.

Patricia E. Gubbe*                               Vice  President of Cova-1989 to present;  Vice  President of
                                                 CFLIC-1989  to present;  Vice  President  of  FCLIC-1992  to present; First Vice President of CLMC-1996 to present, prior thereto Vice President from 1989 to 1996; Vice President and
                                                 Chief Compliance Officer of CLSC-1989 to present.

Philip A. Haley*                                 Executive Vice President of Cova-May 1997 to present,  prior thereto Vice  President from 1990 to 1997 and Assistant Vice
                                                 President  from 1989 to 1990;  Executive  Vice  President of
                                                 FCLIC- May, 1997 to present,  prior  thereto Vice  President from 1995 to 1997;  Executive  Vice  President  of CFLIC-May
                                                 1997 to present,  prior thereto Vice  President from 1990 to
                                                 1997  and  Assistant  Vice  President  from  1989  to  1990;
                                                 Executive  Vice President of CLMC from May, 1997 to present, prior thereto  Senior Vice  President  from 1996 to 1997 and
                                                 Vice   President  from  1990  to  1996  and  Assistant  Vice
                                                 President  from 1989 to 1990;  Vice  President  of CLSC from
                                                 1991 to present, prior thereto Assistant Vice President from
                                                 1989 to 1991.

Christopher S. Harden*                           Vice  President of Cova- 1991 to present;  Vice President of
                                                 CFLIC-1991 to present;  First Vice President of CLMC-1996 to present, prior thereto Vice President-1991 to 1996.

J. Robert Hopson*                                Vice  President,  Chief Actuary and Director of Cova-1991 to
                                                 present;  Vice  President,  Chief  Actuary  and  Director of
                                                 CFLIC-1991  to present;  Vice  President,  Chief Actuary and
                                                 Director of  FCLIC-1992 to present;  Senior Vice  President,
                                                 Chief  Actuary and Director of  CLMC-1996 to present,  prior thereto Vice  President  and Director  from 1993 to 1996 and
                                                 Vice President from 1991 to 1993.

Thomas E. Hughes, Jr.**                          Treasurer  and  Director  of  Cova-June,  1995  to  present;
                                                 Treasurer  and  Director  of  CFLIC-June,  1995 to  present;
                                                 Treasurer of FCLIC-June,  1995 to present; Corporate Actuary and Treasurer of General  American Life  Insurance  Company-
                                                 October,   1994  to  present.   Formerly,   Executive   Vice
                                                 President-Group  Pensions  General  American Life  Insurance
                                                 Company-March,  1990 to  October,  1994.  In addition to the
                                                 Cova companies,  Director of the following  General American subsidiary companies: Paragon Life Insurance Company and RGA
                                                 Reinsurance  Company-October,  1994 to present. Treasurer of the following General American subsidiary companies: Paragon
                                                 Life Insurance  Company,  General Life Insurance  Company of
                                                 America,  General Life Insurance  Company,  General American
                                                 Holding   Company,   Red  Oak  Realty   Company,   Gen  Mark
                                                 Incorporated,  Walnut Street Securities, Inc., Walnut Street
                                                 Adviser's  Inc.,  White Oak Royalty  Company,  Walnut Street
                                                 Funds,  Inc., and RGA Reinsurance  Company-October,  1994 to
                                                 present.

Lisa O. Kirchner****                             Vice  President  of  Cova-1997  to  present,  prior  thereto
                                                 Assistant Vice  President from 1990 to 1995;  Vice President of  CFLIC-1997  to present,  prior  thereto  Assistant  Vice
                                                 President from 1988 to 1995; Vice President of FCLIC-1997 to present, prior thereto Assistant Vice President from 1993 to
                                                 1995; Vice President of J&H/KVI-1985 to present.

Douglas E. Jacobs*                               Vice  President of Cova- 1985 to present;  Vice President of
                                                 CFLIC-1985  to  present;  Vice  President  of  CLMC-1985  to present.

Richard A. Liddy**                               Chairman of the Board of  Directors of Cova,  CFLIC,  FCLIC,
                                                 CLMC,  Advisory  and  Allocation-  April,  1997 to  present;
                                                 Chairman of the Board, President and Chief Executive Officer
                                                 of General  American  Life  Insurance  Company-May,  1992 to
                                                 present;  Mr. Liddy also holds  various  positions  with the
                                                 General  American  subsidiaries as follows:  Chairman of the
                                                 Board and  President  of  General  American  Mutual  Holding
                                                 Company, GenAmerica Corporation and General American Holding
                                                 Company;  Chairman  of the  Board of  Security  Equity  Life
                                                 Insurance Company,  Conning  Corporation,  The Walnut Street
                                                 Funds, Inc.,  General American Capital Company,  Reinsurance
                                                 Group of  America,  Inc.,  RGA Life  Reinsurance  Company of
                                                 Canada, and RGA Reinsurance Company.

William C. Mair*                                 Vice  President,  Controller and Director of Cova since 1995
                                                 to  present,  prior  thereto  Vice  President,   Controller,
                                                 Treasurer  and  Director.  Vice  President,  Controller  and
                                                 Director of CFLIC since 1995 to present,  prior thereto Vice
                                                 President,   Controller,   Treasurer  and   Director;   Vice
                                                 President,  Controller  and  Director of FCLIC- from 1992 to present; Vice President,  Treasurer, Controller and Director of  Advisory-1993  to present;  Vice  President,  Treasurer,
                                                 Controller  and  Director  of  Allocation-1994  to  present;
                                                 Director of  CLSC-1992  to present;  Senior Vice  President,
                                                 Treasurer,  Controller and Director of CLMC-1989 to present;
                                                 Vice  President,  Treasurer,   Controller,  Chief  Financial
                                                 Officer,  Chief  Accounting  Officer and  Director of Trust-
                                                 1996 to present.

Matthew P. McCauley**                            Assistant  Secretary  and  Director  of  Cova-June,  1995 to
                                                 present;  Assistant  Secretary  and Director of  CFLIC-June,
                                                 1995  to  present;   Assistant  Secretary  and  Director  of
                                                 FCLIC-June,  1995 to present;  Associate General Counsel and
                                                 Vice   President   of  General   American   Life   Insurance
                                                 Company-1973  to present;  Also,  Director,  Vice President,
                                                 General  Counsel and  Secretary  for several  other  General
                                                 American   subsidiaries;   including   Equity   Intermediary
                                                 Company,  Red Oak  Realty  Company,  and White  Oak  Royalty
                                                 Company;  General  American Holding Company and Paragon Life
                                                 Insurance   Company.    General   Counsel   and   Secretary,
                                                 Reinsurance  Group of America,  Incorporated.  Director  and
                                                 Secretary, General American Capital Company. General Counsel
                                                 and Secretary, Conning Corporation. General Counsel, Conning
                                                 Asset  Management  Company.   Director  of  RGA  Reinsurance
                                                 Company,  Walnut Street  Securities,  Inc.  Secretary to the
                                                 Walnut Street Funds, Inc.



Mark E. Reynolds*                                Executive  Vice  President  of  Cova-May,  1997 to  present;
                                                 Executive  Vice  President  of  CFLIC-May,  1997 to present;
                                                 Executive  Vice  President of  CFSLIC-May,  1997 to present;
                                                 Executive Vice President and Director of FCLIC - May 1997 to
                                                 present;  Executive  Vice  President  of  CLMC-May,  1997 to present;  Executive  Vice  President  and  Director  of Cova
                                                 Investment Advisory  Corporation-December,  1996 to present;
                                                 Executive  Vice  President  and Director of Cova  Investment
                                                 Allocation Corporation-December, 1996 to present.


Leonard M. Rubenstein**                          Director of Cova, CFLIC,  FCLIC, and  CLMC-January,  1996 to
                                                 present;  Director of Advisory and  Allocation  from 1995 to present;  Executive  Vice  President and Director of General
                                                 American  Life  Insurance   Company-1992  to  present.   Mr.
                                                 Rubenstein  also holds  various  positions  with the General
                                                 American subsidiaries as follows:  Director and Treasurer of
                                                 General  American  Capital  Company;  Senior Vice  President
                                                 Investments,  Treasurer and Director of Reinsurance Group of
                                                 America,  Incorporated;  Director of Paragon Life  Insurance
                                                 Company; Director of General American Holding Company; Chief
                                                 Executive   Officer,   Chairman  and  Director  for  Conning
                                                 Corporation;   Director  of  the  following:   General  Life
                                                 Insurance  Company,  Security Equity Life Insurance Company,
                                                 BHIF America de Vida Seguros S.A. (Chile),  Manatial Seguros
                                                 de Vida, S.A. (Argentina),  Red Oak Realty Company,  General
                                                 Life Insurance Company of America;  RGA Reinsurance Company;
                                                 Secretary and Director for RGA Sud America S.A.

Myron H. Sandberg*                               Vice  President of Cova-1985 to present;  Vice  President of
                                                 CFLIC-1985 to present; and CLMC 1989 to present.

John W. Schaus*                                  Vice  President of Cova- 1988 to present;  Vice President of
                                                 CFLIC-1988 to present; and CLMC- 1989 to present.


Lorry J. Stensrud*                               President  and Director of Cova from June,  1995 to present,
                                                 prior  thereto  Executive  Vice  President;   President  and
                                                 Director of CFLIC from June, 1995 to present,  prior thereto
                                                 Executive  Vice  President;  President and Director of FCLIC
                                                 from June,  1995 to present,  prior thereto  Executive  Vice
                                                 President; President and Director of CLMC from June, 1995 to
                                                 present,   prior  thereto  Executive  Vice  President  only;
                                                 President  and  Director of  Advisory  from 1993 to present;
                                                 President and Director of  Allocation  from 1994 to present.
                                                 Director  of CLSC from  1989 to  present;  President,  Chief
                                                 Executive Officer and Director of Trust-1996 to present.


Peter L. Witkewiz*****                           Vice  President of Cova-1997 to present;  Vice  President of
                                                 CFLIC-1997  to present;  Vice  President  of  FCLIC-1997  to present.

Kent R. Zimmerman**                              Assistant Treasurer of Cova-May, 1996 to present;  Assistant
                                                 Treasurer of CFLIC-May, 1996 to present; Assistant Treasurer of CLMC- 1996 to present.  Second Vice  President of General
                                                 American  Life  Insurance  Company-  1997 to present,  prior thereto Vice  President of General  American Life  Insurance
                                                 Company 1992 to 1997. Mr. Zimmerman holds various  positions
                                                 with  the   General   American   subsidiaries   -  Assistant
                                                 Treasurer,  Security Equity Life Insurance Company,  Paragon
                                                 Life Insurance  Company,  General Life Insurance  Company of
                                                 America and RGA Reinsurance Co.


   * Business Address:                           Cova, One Tower Lane, Suite 3000, Oakbrook Terrace, IL 60181

  ** Business Address:                           General American, 700 S. Market Street, St. Louis, MO 63101

 *** Business Address:                           General  American,  13045 Tesson Ferry Road,  St. Louis,  MO
                                                 63128

**** Business Address:                           J&H/KVI,  1776  West  Lakes  Parkway,  West Des  Moines,  IA
                                                 50266


COMPANIES OWNING SECURITIES OF DEPOSITOR.

29. Furnish as at la test practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote five percent or more of the outstanding voting securities of the depositor.

The Company is a wholly owned subsidiary of Cova Financial Services Life Insurance Company, which in turn is a wholly owned subsidiary of General American Life Insurance Company.

CONTROLLING PERSONS.

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

     None.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR:

     COMPENSATION OF OFFICERS OF DEPOSITOR.

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a) Directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration. Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

(b) Directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

     Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

(c) Indirectly or through subsidiaries to each of the officers or partners of the depositor.

     Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

     COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a) The aggregate direct remuneration to directors;

     Not Applicable. See Item 31.

(b) Indirectly through subsidiaries to directors.

     Not Applicable. See Item 31.

     COMPENSATION TO EMPLOYEES.

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

     Not Applicable. See Item 31.

(b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those person covered by Item 33(a)): (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in a supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

     Not Applicable. See Item 31.

     COMPENSATION TO OTHER PERSONS.

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32, and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries:

     Not Applicable. See Item 31.


                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES.

35.  Furnish the names of the States in which  sales of the trust's  securities:
(a) are currently being made, (b) are presently proposed to be made, and (c) have been discontinued, indicating by appropriate letter the status with respect to each State.

No sales of the Policy have been made or are currently being made. It is presently proposed to sell the Policy in the states where the Company is licensed to do business.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

     Not Applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any Federal or State governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded:
(1) name of officer, agency or body; (2) date of denial; (3) brief statement of reason given for denial.

     Not Applicable.

(b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any Federal or State governmental officer, agency or regulatory body: (1) name of officer, agency or body; (2) date of revocation;
(3) brief statement of reason given for revocation.

     Not Applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

     The Policy issued by the Separate Account will be sold by licensed insurance agents in those states where the Policy may be lawfully sold. Such agents will be registered representatives of a broker-dealer registered under the Securities Exchange Act of 1934 which is a member of the National Association of Securities Dealers, Inc.

(b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

     The Company intends to execute an agreement with the Principal Underwriter whereby it will distribute the Policy by executing selling agreements with other broker-dealers. The agreement will be effective on the date executed and will remain effective until terminated by either party upon sixty (60) days notice, and may not be assigned.

(c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

     See Exhibit A(3)(c).

INFORMATION CONCERNING PRINCIPAL UNDERWRITER.

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the State or other sovereign power under the laws of which each underwriter was organized and the date of the organization.

     Cova Life Sales Company is a corporation organized under the laws of Illinois on 9/25/84.

(b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

     Cova Life Sales Company is a member of the National Association of Securities Dealers, Inc.

40. a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

     Not Applicable.

(b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company: (1) the nature of such fee or participation; (2) the name of the person making payment; (3) the nature of the services rendered in consideration for such fee or participation; (4) the aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

     Not Applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

     Cova Life Sales Company also acts as the principal underwriter of variable annuity contracts issued by the Company and its affiliated insurance companies.

(b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

     Not Applicable.

(c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

     Not Applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors, or partners of such underwriter.

     Not Applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

     None.

OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST.

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

     Account Values allocated to the Separate Account are invested at net asset value in the Investment Portfolios in accordance with the selection made by the owner.

     Account Values will fluctuate in accordance with investment results of the Investment Portfolios selected. In order to determine how these fluctuations affect Account Value, accumulation units are used. Every business day the Company determines the value of an accumulation unit for each of the Investment Portfolios. The value of an accumulation unit for any given business day is determined by multiplying a factor referred to as the net investment factor times the value of an Accumulation unit for the previous business day. The net investment factor is a number that reflects the change (up or down) in an underlying Investment Portfolio share.

(b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

     Not Applicable.

(c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

     Not Applicable.

45. Furnish the following information with respect to any suspension of the redemption rights of securities issued by the trust during the three fiscal years covered by the financial statements filed herewith: (a) by whose action redemption rights were suspended; (b) the number of days' notice given to security holders prior to suspension of redemption rights; (c) reason for suspension; (d) period during which suspension was in effect.

     Not Applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST.

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

     (1) the source of quotations used to determine the value of portfolio securities;

     The Custodians for the underlying series funds.

     (2) whether opening, closing bid, asked or any other price is used;

     Net asset value is used.

     (3) whether price is as of the day of sale or as of any other time;

     As of the next compute price.

     (4) a brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation);

     See item 13(a).

     (5) other items which registrant deducts from the net asset value in computing redemption value of its securities; and

     See item 13(a).

     (6) whether adjustments are made for fractions.

     Not applicable.

(b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

     Not applicable.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS.

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interest in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in the underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

The Company will maintain a position in Investment Portfolio shares by purchasing Investment Portfolio shares at net asset value in connection with premiums allocated to the Separate Account in accordance with instructions from the Owners and to redeem Investment Portfolio shares at net asset value for the purposes of making Policy obligations, or making adjustments in the reserves held in the Separate Account. There are no procedures for the purchase of underlying securities or interests therein from Owners who exercise surrender rights in that Owners have no direct interest therein.


                      V. INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

(a) Name and principal business address;

     None.

(b) Form of organization;

     Not Applicable.

(c) State or other sovereign power under the laws of which the trustee or custodian was organized;

     Not Applicable.

(d) Name of governmental supervising or examining authority.

     Not Applicable.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

     Not Applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

     Not Applicable.


                   VI. INFORMATION CONCERNING THE INSURANCE OF
                              HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance holders of securities:

(a) The name and address of the insurance company;


     Cova  Financial  Life  Insurance  Company
          4100 Newport Place Drive, Suite 840
          Newport Beach, CA 92600
          800-523-1661


(b) The types of policies and whether individual or group policies;

     The Policy is an individual modified single premium variable life insurance policy.

(c) The types of risks insured and excluded;

The Policy provides for a death benefit upon the death of the Insured. Under some circumstances, a portion of the death benefit will be paid out if the Insured is terminally ill. The death benefit is the only insurance benefit offered.

(d) The coverage of the policies;

While the Policy remains in force, it provides for a death benefit on the life of the Insured.

(e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put;

     The Owner designates one or more persons to be the beneficiaries of the death benefit. There are no limitations on the use of the proceeds.

(f) The terms and manner of cancellation and of reinstatement;

     The Policy will terminate if (1) the owner makes a total surrender of the Policy, (2) the grace period has ended, or (3) the Insured has died. The Policy can be reinstated if the owner did not make a total surrender and if the Insured is still alive within five years after the end of the grace period. To reinstate the Policy, the Insured must provide evidence of insurability and either repay any outstanding loan and accrued interest or reinstate the loan plus interest. A sufficient premium must be paid to (1) cover all deductions that are due and unpaid and (2) be sufficient to keep the Policy in force for 2 months.

(g) The method of determining the amount of premiums to be paid by holders of securities;

     See Item 13(a) for information on the types of charges and methods of assessing them.

(h) The amount of aggregate premiums paid to the insurance company during the last fiscal year;

     Not Applicable.

(i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor;

     The Company may from time to time, enter into reinsurance treaties with other insurers whereby such insurers may agree to reimburse the Company for mortality expenses.

(j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

     Not Applicable.


                            VII. POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

     The Company will not substitute another security for the underlying securities of the trust unless the Securities and Exchange Commission shall have approved such substitution.

(b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

     Not Applicable.

(c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to: (1) the grounds for elimination and substitution; (2) the type of securities which may be substituted for any underlying security; (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries; (4) whether such substituted securities may be the securities of another investment company; and (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

     Not Applicable.

(d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

     None.

REGULATED INVESTMENT COMPANY.

53. (a) State the taxable status of the trust.

     The Company is taxed as a life insurance company under the Internal Revenue Code. Since the Separate Account is not a separate entity from the Company and its operations form a part of the company, it will not be taxed separately as a "regulated investment company" under the Subchapter M of the Code.

(b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

     Not Applicable.


                   VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

     Not Applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately 10 years prior to the date of registration or at the approximate date of organization of the trust.

     Not Applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not Applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not Applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

     Not Applicable.

59. Financial statements:

Financial  Statements  of  the  Trust
The financial statements have not been filed for the Separate Account. It has not yet commenced operations, has no assets or liabilities and has received no income nor incurred any expense.

Financial  Statements  of  the  Depositor
The financial statements of the Company are filed herewith.



COVA FINANCIAL
LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Financial Statements (Unaudited)

June 30, 1997 and 1996

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Balance Sheets (Unaudited)

June 30, 1997 and 1996
(In thousands of dollars)


                                             AS OF          AS OF
             ASSETS                                      6/30/97
12/31/96

Investments:
  Debt securities available for sale at market
(cost of $90,833 in 1997 and $71,257 in 1996)           $ 90,923  $ 71,263
  Policy loans                                             1,052     1,048
  Short-term investments available for sale at market
(cost of $248 in 1996 and $44 in 1996)                       246        44

Total investments                                         92,221    72,355

Cash and cash equivalents - interest bearing               5,080     4,150
Cash - non-interest bearing                                2,182     2,485
Accrued investment income                                  1,364     1,122
Deferred policy acquisition costs                          5,405     3,321
Present value of future profits                            1,101     1,178
Goodwill                                                   1,979     2,034
Deferred tax asset (net)                                   1,007     1,115
Receivable from OakRe                                     81,289    92,238
Reinsurance receivables                                        0        51
Other assets                                                  69        44
Separate account assets                                   40,628    18,880

Total Assets                                            $232,325  $198,973
                                                        ========  ========


                     See accompanying notes to unaudited financial statements.
                                                                   (Continued)

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                         Balance Sheets, (Unaudited) Continued

                                                        June 30, 1997 and 1996
                                                     (In thousands of dollars)

                                                 AS OF            AS OF
LIABILITIES AND SHAREHOLDERS EQUITY                       6/30/97     12/31/96

Policyholder deposits                                     $164,741  $154,566
Future policy benefits                                       4,703     4,561
Payable on purchase of securities                            2,010         0
Accounts payable and other liabilities                         965     1,794
Future purchase price payable to OakRe                         620       683
Federal on a state income taxes payable                         12         0
Guaranty assessments                                         1,585     1,585
Reinsurance payables                                            15         0
Separate account liabilities                                40,628    18,880

Total Liabilities                                          215,279   182,069

Shareholders equity:
  Common stock, $233 par value. (Authorized 30,000
     shares; issued and outstanding 12,000 shares in
1997 and 1996)                                               2,800     2,800
  Additional paid-in capital                                13,523    13,523
  Retained earnings                                            703       580
  Net unrealized appreciation on securities, net of tax         20         1

Total Shareholders Equity                                   17,046    16,904

Total Liabilities and Shareholders Equity                 $232,325  $198,973
                                                          ========  ========



See accompanying notes to unaudited financial statements.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Income (Unaudited)

Six months ended June 30, 1997 and 1996
(In thousands of dollars)



                 FOR THE PERIODS ENDED:

                                                                 6/30/97
6/30/96

Revenues:
Premiums                                         $  304  $  340
Net investment income                             3,004   1,801
Net realized gain (loss) on sale of investments      16      (8)
Separate Account charges                            193      39
Other Income                                         27       6

Total Revenues                                    3,544   2,178

Benefits and expenses:
Interest on policyholder deposits                 2,116   1,044
Current and future policy benefits                  451     382
Operating and other expenses                        499     306
Amortization of purchased intangibles assets        100     161
Amortization of deferred acquisition costs          155      25

Total Benefits and Expenses                       3,321   1,918

Income before income taxes                          223     260
Income Taxes:
Current                                               2     190
Deferred                                         $   98     (75)

Total income tax expense                         $  100  $  115

Net Income                                       $  123  $  145



See accompanying notes to unaudited financial statements.





COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Shareholders Equity (Unaudited)

June 30, 1997 and 1996
(In thousands of dollars)

                                              FOR THE PERIODS ENDED:

          6/30/97      12/31/96

Common Stock ($233 par value common stock; authorized 30,000 shares; issued and outstanding
12,000 shares in 1997 and 1996.
Balance at beginning of period                                                               $ 2,800  $ 2,800

Balance at end of period                                                                       2,800  $ 2,800

Additional paid-in capital:
Balance at beginning of period                                                                13,523   13,523

Balance at end of period                                                                      13,523   13,523

Retained earnings:
Balance at beginning of period                                                                   580      168
Net income                                                                                       123      412

Balance at end of period                                                                     $   703  $   580



See accompanying notes to unaudited financial statements.
(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Shareholders Equity, (Unaudited) Continued

June 30, 1997 and 1996
(In thousands of dollars)

                                              FOR THE PERIODS ENDED:

              6/30/97     12/31/96


Net unrealized appreciation/(depreciation) of securities:
Balance at beginning of period                                                       $     1   $   192
Change in unrealized appreciation/(depreciation) of debt and equity securities            81      (840)
Change in deferred federal income taxes                                                  (10)      103
Change in deferred acquisition costs attributable to unrealized losses/(gains)             2       (69)
Change in present value of future profits attributable to unrealized losses/(gains)
                                                                                         (54)      615

Balance at end of period                                                                  20         1

Total Shareholders Equity                                                            $17,046   $16,904



See accompanying notes to unaudited financial statements.

































COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Cash Flows (Unaudited)

Six months ended June 30, 1997 and 1996
(In thousands of dollars)

                                       FOR THE PERIODS ENDED:

                                                6/30/97       6/30/96

Cash flows from operating activities:
  Interest and dividend receipts            $  2,812   $  1,501
  Premiums received                              313        350
  Insurance and annuity benefit payments        (307)      (287)
  Operating disbursements                       (939)      (324)
  Taxes on income paid                           (62)      (255)
  Commissions and acquisition costs paid      (1,761)    (1,108)
  Other                                          (17)         5

Net cash provided by/(used in) operating
  activities                                      39       (118)

Cash flows from investing activities:
  Cash used for the purchase of investment
    securities                               (27,834)   (20,927)
  Proceeds from investment securities sold     9,035      4,919
    and matured
Other                                            (18)       (43)

Net cash (used in) investing
  activities                                $(18,817)  $(16,051)

See accompanying notes to unaudited financial statements.
(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Cash Flows, (Unaudited) (Continued)

Six months ended June 30, 1997 and 1996
(In thousands of dollars)

                                                                   FOR THE
PERIODS ENDED:

          6/30/97         6/30/96


Cash flows from financing activities:
  Policyholder deposits                     $ 37,057   $ 12,996
  Transfers from OakRe                         7,394     22,795
  Transfer to Separate Accounts              (17,530)    (5,019)
  Return of policyholder deposits             (7,516)   (16,941)

Net cash provided by financing
  activities                                  19,405     13,831

Increase/(decrease) in cash and cash
  equivalents                                    627     (2,338)
Cash and cash equivalents at beginning of      6,635      6,134
  period

Cash and cash equivalents at end of period  $  7,262   $  3,796


See accompanying notes to unaudited financial statements.
(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Cash Flows, (Unaudited) Continued

Six months ended June 30, 1997 and 1996
(In thousands of dollars)

                                           FOR THE PERIODS ENDED:

                                                  6/30/97           6/30/96

Reconciliation of net income to net cash provided by operating activities:
   Net income                                                                $   123   $  145
   Adjustments to reconcile net income
     to net cash provided by operating
       activities:
   Increase in future policy
     benefits (net of reinsurance)                                               142      101
   Increase in payables and
     accrued liabilities                                                          22       15
   Increase in accrued investment
     income                                                                     (242)    (330)
   Amortization of intangible assets and                                         254      186
     deferred acquisition costs
   Amortization and accretion of securities
     premiums and discounts                                                       81       25
   Net realized (gain)/loss on sale of
     investments                                                                 (16)       8
   Interest accumulated on policyholder
     deposits                                                                  2,116    1,044
   Investment expenses paid                                                       55       50
   Increase/(decrease) in current and deferred
     Federal income taxes                                                        100     (140)
   Recapture commissions paid to OakRe                                           (84)    (172)
   Deferral of acquisition costs                                              (2,268)    (821)
   Due to/from affiliates                                                         14       36
   Other                                                                        (258)    (265)

Net cash provided by operating activities                                    $    39   $ (118)
                                                                                       =======


                     See accompanying notes to Unaudited financial statements.
















COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Unaudited Interim Financial Statements

June 30, 1997 and 1996

(1)

The interim consolidated financial statements for Cova Financial Life Insurance Company (CFLIC) have been prepared on the basis of generally accepted accounting principles and, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation or results for such periods. The results of operations and cash flows for any interim period are not necessarily indicative of results for the full year. These financial statements should be read in conjunction with the financial statements as of December 31, 1996 and December 31, 1995, and for each of the years in the three-year period ended December 31, 1996 and related notes thereto, presented elsewhere herein. Interim financial data presented herein are unaudited.


(2)  INVESTMENTS

The Company's investments in debt and equity securities are considered available for sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of shareholders equity. The carrying value and amortized cost of investments at June 30, 1997 were as follows:


                                                       JUNE 30, 1997
                 GROSS      GROSS      ESTIMATED
       CARRYING  UNREALIZED UNREALIZED FAIR      AMORTIZED
       VALUE     GAINS      LOSSES     VALUE     COST
                             (in thousands of dollars)


Debt Securities:
  US. Government Treasuries          $   100  $  0  $    0   $   100  $   100
  Collateralized mortgage             23,750   138     (63)   23,750   23,675
  Corporate, state, municipalities,
    and political subdivisions        67,073   411    (396)   67,073   67,058

Total debt securities                 90,923   549    (459)   90,923   90,833

Policy loans                           1,052     -       -     1,052    1,052
Short term investments                   246     -      (2)      246      248

Total investments                    $92,221  $549   ($461)  $ 9,222  $92,133
                                     -------  ----  -------  -------  -------

As of June 30, 1997, the company had no impaired investments.













COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Unaudited Interim Financial Statements

The amortized cost and estimated market value of debt securities at June 30, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                             June 30, 1997

                        Estimated
         Amortized          Market
           Cost          Value

(in thousands of dollars)
Due after one year through five years    $26,140  $26,151
Due after five years through ten years    34,348   34,350
Due after ten years                        6,670    6,672
Mortgage-backed securities                23,675   23,750
Total                                    $90,833  $90,923

At June 30, 1997, approximately 92.3% of the Company's debt securities are investment grade or are non-rated but considered to be of investment grade. Of the 7.7% non-investment grade debt securities, 4.8% are rated as BB+, 1.8% are rated as BB and 1.1% are rated as B.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Unaudited Interim Financial Statements

The components of net investment income, realized capital gains/(losses) and unrealized gains/(losses)were as follows:

                                                   FOR THE PERIODS ENDED:

                          6/30/97         6/30/96
           (in thousands of dollars)

Income on debt securities                $3,007   $1,663
Income on short-term investments             92      138
Income on policy loans                      (40)      43
Miscellaneous interest                        -        7

Total investment income                   3,059    1,851
Investment expenses                          55       50

Net investment income                     3,004    1,801

Realized capital gains/(losses) were as
 follows:
  Debt securities                            16       (8)

Net realized gains/(losses) on
  investments                            $   16   $   (8)





                                             FOR THE PERIODS ENDED:

                                           6/30/97        6/30/96
                                         (In thousands of dollars)

Unrealized gains/(losses) were as follows: ffollowa
  Debt securities                                       87    (878)
  Short-term investments                                 -       -
  Effects on deferred acquisition costs
    amortization                                        11       -
  Effects on present value of future
    profits                                            (67)    570
Unrealized gains/(losses) before income tax             31    (308)
Unrealized income tax benefit/(expense)                (11)    108

Net unrealized gains (losses) on
   investments                                        $ 20   $(200)















COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to unaudited Interim Financial Statements


(3)  Securities Greater than 10% of Shareholders Equity

As of June 30, 1997 the Company had one individual security which exceeded 10% of Shareholders equity:

Colonial Realty 7.5%, 07/15/2001 $2,022,220

(4)     Statutory Surplus

Statutory capital and surplus as of June 30, 1997 was $10,711,996. Statutory net losses for CFLIC for the periods ended June 30, 1997 and 1996 were $(331,478) and $(118,647), respectively.








COVA FINANCIAL
LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Financial Statements

December 31, 1996, 1995 and 1994

(With Independent Auditors Report Thereon)

                         INDEPENDENT AUDITORS REPORT


The Board of Directors and Shareholder
Cova Financial Life Insurance Company:


We have audited the accompanying balance sheets of Cova Financial Life Insurance Company (a wholly owned subsidiary of Cova Financial Services Life Insurance Company) as of December 31, 1996 and 1995 and the related statements of income, shareholders equity and cash flows for the year ended December 31, 1996 and the period from June 1, 1995 to December 31, 1995 (Successor periods), and from January 1, 1995 to May 31, 1995, and for the year ended December 31, 1994 (Predecessor periods). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free
from  material  misstatement.    An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cova Financial Life Insurance Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the Successor periods, in conformity with generally accepted accounting principles. Also, in our opinion, the aforementioned Predecessor financial statements present fairly, in all material respects, the results of its operations and its cash flows for the Predecessor periods, in conformity with generally accepted accounting principles.






St. Louis, Missouri
March 7, 1997

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Balance Sheets

December 31, 1996 and 1995
(In thousands of dollars)


             ASSETS                                                  1996
  1995

Investments:
  Debt securities available for sale at market
(cost of $71,257 in 1996 and $37,242 in 1995)           $ 71,263  $ 38,092
  Policy loans                                             1,048     1,063
  Short-term investments available for sale at market
(cost of $44 in 1996 and $988 in 1995)                        44       984

Total investments                                         72,355    40,139

Cash and cash equivalents - interest bearing               4,150     5,157
Cash - non-interest bearing                                2,485       977
Accrued investment income                                  1,122       566
Deferred policy acquisition costs                          3,321     1,164
Present value of future profits                            1,178       576
Goodwill                                                   2,034     2,306
Deferred tax asset (net)                                   1,115     1,007
Receivable from OakRe                                     92,238   127,335
Reinsurance receivables                                       51       458
Other assets                                                  44        44
Separate account assets                                   18,880     3,451

Total Assets                                            $198,973  $183,180
                                                        ========  ========


                               See accompanying notes to financial statements.
                                                                   (Continued)

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                                     Balance Sheets, Continued

                                                    December 31, 1996 and 1995
                                                     (In thousands of dollars)


LIABILITIES AND SHAREHOLDERS EQUITY                         1996        1995

Policyholder deposits                                     $154,566  $154,458
Future policy benefits                                       4,561     4,369
Accounts payable and other liabilities                       1,794     1,116
Future purchase price payable to OakRe                         683     1,265
Guaranty assessments                                         1,585     1,838
Separate account liabilities                                18,880     3,451

Total Liabilities                                          182,069   166,497

Shareholders equity:
  Common stock, $233 par value. (Authorized 30,000
     shares; issued and outstanding 12,000 shares in
1996 and 1995)                                               2,800     2,800
  Additional paid-in capital                                13,523    13,523
  Retained earnings                                            580       168
  Net unrealized appreciation on securities, net of tax          1       192

Total Shareholders Equity                                   16,904    16,683

Total Liabilities and Shareholders Equity                 $198,973  $183,180
                                                          ========  ========



                               See accompanying notes to financial statements.

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                                          Statements of Income

                                 Years ended December 31, 1996, 1995, and 1994
                                                     (In thousands of dollars)

                                                THE COMPANY             PREDECESSOR
                                                            7 MONTHS       5 MONTHS
                                                                ENDED         ENDED
                                                 1996    12/31/95      5/31/95
                                                                               1994

Revenues:
  Premiums                                     $  488   $  142   $    82   $ 1,335
  Net investment income                         4,176    1,419     5,271    15,101
  Net realized gain (loss) on sale of
    investments                                   (28)     118      (272)      318
  Separate account charges                        134       10        --        --
  Other income/(expense)                           35       (7)       57       138

Total revenues                                  4,805    1,682     5,138    16,892

Benefits and expenses:
  Interest on policyholder deposits             2,563      788     5,034    13,361
  Current and future policy benefits              722      115       178     1,452
  Operating and other expenses                    570      309       814     1,384
  Amortization of purchase intangible assets       66      157        --        --
  Amortization of deferred acquisition costs      187        5       522     6,979

Total benefits and expenses                     4,108    1,374     6,548    23,176

Income/(loss) before income taxes                 697      308    (1,410)   (6,284)

Income tax:
  Current                                         351       --      (362)      (80)
  Deferred                                        (66)     140      (201)   (2,050)

Total income tax expense/(benefit)                285      140      (563)   (2,130)

Net Income/(Loss)                              $  412   $  168   $  (847)  $(4,154)
                                               =======  =======  ========  ========


                               See accompanying notes to financial statements.

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                             Statements of Shareholders Equity

                                  Years ended December 31, 1996, 1995 and 1994
                                                     (In thousands of dollars)

                                                       THE COMPANY            PREDECESSOR
                                                            7 MONTHS     5 MONTHS
                                                             ENDED        ENDED
                                                    1996    12/31/95     5/31/95     1994

Common stock ($233 par value in 1996 and
12/31/95, $50 par value for 5 mos. ended
5/31/95, 1994 & 1993; authorized 30,000
   shares;issued and outstanding 12,000
   shares in 1996, 1995 & 1994)
  Balance at beginning of period                                          $ 2,800  $ 2,800   $   600   $   600
  Par value adjustment                                                         --       --     2,200        __

Balance at end of period                                                    2,800    2,800     2,800       600

Additional paid-in capital:
Balance at beginning of period                                             13,523   18,093    17,200     8,200
Adjustment to reflect purchase acquisition          indicated in note 2
                                                                               --   (7,570)       --        --
Par value adjustment                                                           --             (2,200)
Capital contribution                                                           --    3,000     3,093     9,000

Balance at end of period                                                   13,523   13,523    18,093    17,200

Retained earnings:
  Balance at beginning of period                                              168      209     4,045     8,199
 Adjustment to reflect purchase acquisition         indicated in note 2        --
                                                                                      (209)       --        --
  Net income/(loss)                                                           412      168      (847)   (4,154)
Adjustment due to financial reinsurance
   transaction with OakRe                                                       -             (2,989)

Balance at end of period                                                  $   580  $   168   $   209   $ 4,045


                               See accompanying notes to financial statements.
                                                                   (Continued)

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                  Statements of Shareholders Equity, Continued

                                  Years ended December 31, 1996, 1995 and 1994
                                                     (In thousands of dollars)


                                                                                  THE COMPANY            PREDECESSOR
                                                                                             7 MONTHS       5 MONTHS
                                                                                                ENDED          ENDED
                                                                           1996      12/31/95       5/31/95     1994

Net unrealized appreciation/(depreciation) of
  securities:
  Balance at beginning of period                                           $   192   $(3,789)   ($11,316)        --
  Adjustment to reflect purchase acquisition         indicated in note 2
                                                                                --     3,789          --         --
  Implementation of change in accounting for
    marketable debt and equity securities, net of
    effects of deferred taxes of $735 and
    deferred acquisition costs of $1,719                                        --        --          --   $  1,366
Change in unrealized appreciation/(depreciation)
    of debt and equity securities                                             (840)      846      15,151    (29,570)
Change in deferred Federal income taxes                                        103      (104)     (4,053)     6,829
Change in deferred acquisition costs
    attributable to unrealized losses/(gains)                                  (69)       --      (3,571)    10,059
Change in present value of future profits
    attributable to unrealized losses/(gains)                                  615      (550)         --         --

Balance at end of period                                                         1       192      (3,789)   (11,316)

Total Shareholders Equity                                                  $16,904   $16,683   $  17,313   $ 10,529



                               See accompanying notes to financial statements.

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                                      Statements of Cash Flows

                                  Years ended December 31, 1996, 1995 and 1994
                                                     (In thousands of dollars)

                                                     THE COMPANY              PREDECESSOR
                                                           7 MONTHS      5 MONTHS
                                                             ENDED         ENDED
                                                   1996     12/31/95      5/31/95     1994

Cash flows from operating activities:
  Interest and dividend receipts             $  3,676   $    934   $  7,283   $ 15,690
  Premiums received                               509        154         90      1,357
  Insurance and annuity benefit payments         (580)      (339)      (252)      (552)
  Operating disbursements                        (768)      (490)    (1,038)    (1,482)
  Taxes on income refunded (paid)                (341)        --      1,975       (856)
  Commissions and acquisition costs paid       (2,413)    (1,169)      (542)    (1,262)
  Other                                          (183)       360      6,299        200

Net cash provided by/(used in) operating         (100)      (550)               13,815    13,095
  activities

Cash flows from investing activities:
  Cash used for the purchase of investment    (42,655)   (52,399)                 (935)  (69,199)
    securities
  Proceeds from investment securities sold     10,635     14,399               151,204   115,994
    and matured
 Investment expenses                              (90)       (57)                  (97)     (320)

Net cash provided by/(used in) investing
  activities                                 $(32,110)  $(38,057)  $150,172   $ 46,475
                                                                              ---------

See accompanying notes to financial statements.
(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Cash Flows, Continued

Years ended December 31, 1996, 1995 and 1994
(In thousands of dollars)


                                                    THE COMPANY
PREDECESSOR
                                                            7 MONTHS      5 MONTHS
                                                              ENDED         ENDED
                                                   1996     12/31/95       5/31/95
1994


Cash flows from financing activities:
  Policyholder deposits                     $ 38,348   $ 12,442   $   5,614   $ 11,796
  Transfers from/(to) OakRe                   36,553     33,579    (171,081)        --
  Transfer to Separate Accounts              (13,669)    (3,312)         --         --
  Return of policyholder deposits            (28,521)   (26,897)    (15,531)   (43,377)
  Capital contributions received                  --      3,000       3,093      2,500

Net cash provided by/(used in) financing
  activities                                  32,711     18,812    (177,905)   (29,081)

Increase/(decrease) in cash and cash
  equivalents                                    501    (19,795)    (13,918)    30,489

Cash and cash equivalents at beginning of      6,134     25,929      39,847      9,358
  period

Cash and cash equivalents at end of period  $  6,635   $  6,134   $  25,929   $ 39,847


                               See accompanying notes to financial statements.

                                                                   (Continued)

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                           Statements of Cash Flows, Continued

                                  Years ended December 31, 1996, 1995 and 1994
                                                     (In thousands of dollars)

                                                             THE COMPANY               PREDECESSOR
                                                                     7 MONTHS       5 MONTHS
                                                                       ENDED          ENDED
                                                          1996        12/31/95        5/31/95       1994

Reconciliation of net income/(loss) to net cash provided by operating activities:
   Net income/(loss)                                                                $   412   $   168   $  (847)  $(4,154)
   Adjustments to reconcile net income/(loss)
     to net cash provided by operating
       activities:
   Increase/(decrease)in future policy
     benefits (net of reinsurance)                                                      192      (201)      (52)      911
   Increase/(decrease) in payables and
     accrued liabilities                                                                 95       161      (252)      126
   Decrease/(increase) in accrued investment
     income                                                                            (556)     (525)    1,766       636
   Amortization of intangible assets and                                                254       162       522     6,979
     deferred acquisition costs
   Amortization and accretion of securities
     premiums and discounts                                                              73        (9)       32      (369)
   Net realized (gain)/loss on sale of
     investments                                                                         28      (118)      272      (318)
   Interest accumulated on policyholder
     deposits                                                                         2,563       788     5,034    13,361
   Investment expenses paid                                                              90        57        97       320
   Increase/(decrease) in current and deferred
     Federal income taxes                                                               (66)      140     1,412    (2,986)
   Recapture commissions paid to OakRe                                                 (273)     (223)       --        --
   Deferral of acquisition costs                                                     (2,413)   (1,169)     (542)   (1,262)
   Due to/from affiliates                                                                44        27     6,470        --
   Other                                                                               (543)      192       (97)     (149)

Net cash provided by operating activities                                           $  (100)  $  (550)  $13,815   $13,095
                                                                                    ========  ========  ========  ========


                               See accompanying notes to financial statements.

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                                 Notes to Financial Statements

                                              December 31, 1996, 1995 and 1994

                                      (1)  NATURE OF BUSINESS AND ORGANIZATION

                                                        NATURE OF THE BUSINESS

Cova Financial Life Insurance Company (the Company), formerly Xerox Financial Life Insurance Company (the Predecessor), markets and services single premium deferred annuities, immediate annuities, variable annuities, and single premium whole-life insurance policies. The Company is licensed to do business in the state of California. Most of the policies issued present no significant mortality nor longevity risk to the Company, but rather represent investment deposits by the policyholders. Life insurance policies provide policy beneficiaries with mortality benefits amounting to a multiple, which declines with age, of the original premium.

Under the deferred annuity contracts, interest rates credited to policyholder deposits are guaranteed by the Company for periods from one to ten years, but in no case may renewal rates be less than 3%. The Company may assess surrender fees against amounts withdrawn prior to scheduled rate reset and adjust account values based on current crediting rates. Policyholders also may incur certain Federal income tax penalties on withdrawals.

Although the Company markets its products through numerous distributors, including regional brokerage firms, national brokerage firms and banks, approximately 81%, 71% and 47% of the Companys sales have been through two specific brokerage firms, A.G. Edwards & Sons, Incorporated, and Edward Jones & Company, Incorporated, in 1996, 1995 and 1994, respectively.

     ORGANIZATION

The Company is a wholly owned subsidiary of Cova Financial Services Life Insurance Company (CFSLIC). On December 31, 1996, Cova Corporation, an insurance holding company wholly owned by General American Life Insurance Company (GALIC), transferred 100% of the outstanding shares of the Company to CFSLIC, an affiliated life insurer domiciled in Missouri. The transfer of direct ownership had no effect on the operations of the Company as both CFSLIC and the Company had existed under common management and control prior to the transfer.

Prior to June 1, 1995 Xerox Financial Services , Inc. (XFSI) owned 100% of the shares of the Predecessor. XFSI is a wholly owned subsidiary of Xerox Corporation.

On June 1, 1995 XFSI sold 100% of the issued and outstanding shares of the Predecessor to Cova Corporation in exchange for approximately $13.3 million in cash and $1.1 million in future payables. In conjunction with this Agreement, the Predecessor also entered into a financing reinsurance transaction that caused OakRe Life Insurance Company(OakRe), an affiliate of the Predecessor, to assume the economic benefits and risks of the single premium deferred annuity deposits (SPDAs) which had an aggregate carrying value at June 1, 1995 of $159.0 million. In exchange, the Predecessor transferred specifically identified assets to OakRe with a market value at June 1, 1995 of $162.0 million. Ownership of OakRe was retained by XFSI subsequent to the sale of the Predecessor and other affiliates. The Receivable from OakRe to the Company that was created by this transaction will be liquidated over the remaining crediting rate guaranty periods (which will be substantially expired by the year 2000) by the transfer of cash in the amount of the then current account value, less a recapture commission fee to OakRe on policies retained beyond their 30-day no-fee surrender window by the Company, upon the next crediting rate reset date of each annuity policy. The Company may then reinvest that cash for those policies that are retained and thereafter assume the benefits and risks of those deposits.

In the event that both OakRe and XFSI default on the receivable, the Company may draw funds from a standby bank irrevocable letter of credit established by XFSI in the amount of $500 million. No funds were drawn on this letter of credit during the periods ending December 31, 1996 and 1995.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

In substance, terms of the agreement have allowed the seller, XFSI, to retain substantially all of the existing financial benefits and risks of the existing business, while the purchaser, GALIC, obtained the corporate operating and product licenses, marketing and administrative capabilities of the Company, and access to the retention of the policyholder deposit base that persists beyond the next crediting rate reset date.



(2)  CHANGE IN ACCOUNTING

Upon closing of the sale, the Company restated its financial statements in accordance with "push down purchase accounting", which allocates the net purchase price of $13.3 million according to the fair values of the acquired assets and liabilities, including the estimated present value of future profits. These allocated values were dependent upon policies in force and market conditions at the time of closing, however, these allocations were not finalized until 1996. The table below summarizes the final allocation of purchase price.

                   (In Millions)

Assets acquired:
  Policy loans                     $    0.9
  Cash and cash equivalents            25.9
  Short term investment                 0.1
  Present value of future profits       1.1
  Goodwill                              2.2
  Deferred tax benefit                  1.5
  Reinsurance receivable              156.3
  Other assets                          0.1
                                   --------
                                   $  188.1
Liabilities assumed:
  Policyholder deposits            $  168.7
  Future policy benefits                4.5
  Future purchase price payable         1.1
  Deferred income taxes                 0.2
  Other liabilities                     0.3
                                   $  174.8
                                   --------
 Adjusted purchase price           $   13.3
                                   ========


In addition to revaluing all material tangible assets and liabilities to their respective estimated market values as of the closing date of the sale, the Company also recorded in its financial statements the excess of cost over fair value of net assets acquired (goodwill) as well as the present value of future profits to be derived from the purchased and reinsured business. These amounts were determined in accordance with the purchase method of accounting. This new basis of accounting resulted in a reduction in shareholders equity of approximately $4.0 million in 1995 reflecting the application of push down purchase accounting. The Companys financial statements subsequent to June 1, 1995 reflect this new basis of accounting.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

All amounts for periods ended before June 1, 1995 are labeled Predecessor and are based on Predecessor historical costs. The periods ending on or after such date are labeled The Company and are based on the new cost basis of the Company or fair values at June 1, 1995 and the subsequent results of operations.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     INVESTMENTS

Investments in all debt securities and short term investments and those equity securities with readily determinable market values are classified into one of three categories: held-to-maturity, trading, or available-for-sale. Classification of investments is based on management's current intent. All debt securities and short term investments at December 31, 1996 and 1995 were classified as available-for-sale. Securities available-for-sale are carried at market value, with unrealized holding gains and losses reported as a separate component of shareholders equity, net of deferred effects of income tax and related effects on deferred acquisition costs and present value of future profits.

Amortization of the discount or premium from the purchase of mortgage-backed bonds is recognized using a level-yield method which considers the estimated timing and amount of prepayments of the underlying mortgage loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments previously anticipated and the actual prepayments received and currently anticipated. When such a difference occurs, the net investment in the mortgage-backed bond is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the bond, with a corresponding charge or credit to interest income (the "retrospective method").

Investment income is recorded when earned. Realized capital gains and losses on the sale of investments are determined on the basis of specific costs of investments and are credited or charged to income.

A realized loss is recognized and charged against income if the Company's carrying value in a particular investment in the available-for-sale category has experienced a significant decline in market value that is deemed to be other than temporary.

     CASH AND CASH EQUIVALENTS

Cash and cash equivalents include currency and demand deposits in banks, US Treasury bills, money market accounts, and commercial paper with maturities under 90 days, which are not otherwise restricted.

     SEPARATE ACCOUNT ASSETS

Separate accounts contain segregated assets of the Company that are specifically assigned to variable annuity policyholders in the separate accounts and are not available to other creditors of the Company. The earnings of separate account investments are also assigned to the policyholders in the separate accounts, and are not guaranteed or supported by the other general investments of the Company. The Company earns mortality and expense risk fees from the separate accounts and assesses withdrawal charges in the event of early withdrawals. Separate accounts assets are valued at fair market value.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

     DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new business which vary with and are directly related to the production of new business, principally commissions, premium taxes, sales costs, and certain policy issuance and underwriting costs, are deferred.
  These deferred costs are amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities gains and losses, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of deferred acquisition costs is adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception of the policies and contracts. The amortization and adjustments resulting from unrealized gains and losses is not recognized currently in income but as an offset to the unrealized gains and losses reflected as a separate component of equity.

The components of deferred policy acquistion costs are shown below:

                                             THE COMPANY
PREDECESSOR
                                                      7 MONTHS     5 MONTHS
                                                        ENDED        ENDED
(In thousands)                             1996       12/31/95      5/31/95
    1994

Deferred policy acquisition costs,
  beginning of period                $1,164   $ 6,167   $ 9,718   $ 7,095
Effects of push down purchase
  accounting                             --    (6,167)       --        --
Commissions and expenses deferred     2,413     1,169       542     1,262
Amortization                           (187)       (5)     (522)   (6,979)
Deferred policy acquisition costs
  attributable to unrealized
    gains/(losses)                      (69)       --    (3,571)    8,340
Deferred policy acquistion costs,
  end of period                      $3,321   $ 1,164   $ 6,167   $ 9,718
                                     =======  ========


     PURCHASE RELATED INTANGIBLE ASSETS AND LIABILITIES

In accordance with the purchase method of accounting for business combinations, two intangible assets and a future payable related to accrued purchase price consideration were established as of the purchase date:

     PRESENT VALUE OF FUTURE PROFITS

As of June 1, 1995 the Company established an intangible asset which represents the present value of future profits to be derived from both the purchased and transferred blocks of business. Certain estimates were utilized in the computation of this asset including estimates of future policy retention, investment income, interest credited to policyholders, surrender fees, mortality costs, and policy maintenance costs discounted at a pre-tax rate of 18% (12% net after-tax).

In addition, as the Company has the option of retaining its SPDA policies after they reach their next interest rate reset date and are recaptured from OakRe, a component of this asset represents estimates of future profits on recaptured business. This asset will be amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities gains and losses, interest credited to accounts, surrender fees, mortality costs, and policy maintenance

(continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of present value of future profits will be adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception. The amortization and adjustments resulting from unrealized gains and losses is not recognized currently in income but as an offset to the unrealized gains and losses reflected as a separate component of equity. The amortization period is the remaining life of the policies, which is approximately 20 years from the date of original policy issue.

Based on current assumptions, amortization of the original in-force PVFP asset, expressed as a percentage of the original in-force asset, is projected to be 8.4%, 6.2%, 4.8%, 4.0% and 3.4% for the years ended December 31, 1997 through 2001, respectively. Actual amortization incurred during these years may be more or less as assumptions are modified to incorporate actual results.

During 1996, the Company adjusted its original purchase accounting to include a revised estimate of the ultimate renewal (recapture) rate. This adjustment resulted in a re-allocation of the net purchased intangible asset between present value of future profits, goodwill, future payable and deferred taxes. This final allocation and the resulting impact on inception to date amortization was recorded, in its entirety, in 1996. No restatement of the June 1, 1995 opening Balance Sheet was made.

The components of present value of future profits are shown below:


                                                                The Company
                                                                       7
Months
                                                                        Ended
(In Thousands)                                                1996
12/31/95

Present value of future profits - beginning of period     $  576   $1,233
Interest added                                                74       56
Gross amortization                                             4     (163)
Adjustment due to revised push down purchase accounting      (91)      --
Present value of future profit attributable to
  unrealized losses/(gains)                                  615     (550)
                                                          -------  -------
Present value of future profits - end of period           $1,178   $  576


     FUTURE PAYABLE

Pursuant to the financial reinsurance agreement, the receivable from OakRe becomes due in installments when the SPDA policies reach their next crediting rate reset date. For any recaptured policies that continue in force with OakRe into the next guarantee period, the Company will pay a commission to OakRe of 1.75% up to 40% of policy account values originally reinsured and 3.5% thereafter. On policies that are recaptured and subsequently exchanged to a variable annuity policy, the Company will pay commission to OakRe of 0.50%. The Company has recorded a future payable that represents the present value of the anticipated future commission payments payable to OakRe over the remaining life of the financial reinsurance agreement discounted at an estimated borrowing rate of 6.5%. This liability represents a contingent purchase price payable for the policies transferred to OakRe on the purchase date and has been pushed down to the Company through the financial reinsurance agreement. The Company expects that this payable will be substantially extinguished by the year 2000.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The components of this future payable are shown below:


                                                                The Company
                                                                       7
Months
                                                                        Ended
(In Thousands)                                                1996
12/31/95

Future payable - beginning of period                     $1,265   $1,438
Interest added                                               39       50
Payments to OakRe                                          (273)    (223)
Adjustment due to revised push down purchase accounting    (348)      --
Future payable - end of period                           $  683   $1,265
                                                         =======  =======


     GOODWILL

Under the push down method of purchase accounting, the excess of purchase price over the fair value of tangible and intangible assets and liabilities acquired is established as an asset and referred to as Goodwill. The Company has elected to amortize goodwill on the straight line basis over a 20 year period.

The components of Goodwill are shown below:


(In Thousands)                                                   The Company
                                                          --------------------
                                                                                 7 Months Ended
                                                                         1996          12/31/95
                                                                                ----------------
Goodwill - beginning of period                            $             2,306   $         2,375
Amortization                                                             (105)              (69)
Adjustment due to revised push down purchase accounting
                                                                         (167)               --

Goodwill - end of period                                  $             2,034   $         2,306

     DEFERRED TAX ASSETS AND LIABILITIES

XFSI and GALIC agreed to file an election to treat the acquisition of the Company as an asset acquisition under the provisions of Internal Revenue Code
Section 338(h)(10). As a result of that election, the tax basis of the Companys assets as of the date of acquisition were revalued based upon fair market values as of June 1, 1995. The principal effect of the election was to establish a tax asset on the tax-basis balance sheet of approximately $2.9 million for the value of the business acquired that is amortizable for tax purposes over ten to fifteen years.

     POLICYHOLDER DEPOSITS

The Company recognizes its liability for policy amounts that are not subject to policyholder mortality nor longevity risk at the stated contract value, which is the sum of the original deposit and accumulated interest, less any withdrawals. The average weighted interest crediting rate on the Companys policyholder deposits as of December 31, 1996 was 5.77%.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

     FUTURE POLICY BENEFITS

Reserves are held for future annuity benefits that subject the Company to risks to make payments contingent upon the continued survival of an individual or couple (longevity risk). These reserves are valued at the present value of estimated future benefits discounted for interest, expenses, and mortality. The assumed mortality is the 1983 Individual Annuity Mortality Tables discounted at 5.50% to 8.50%, depending upon year of issue.

Current mortality benefits payable are recorded for reported claims and estimates of amounts incurred but not reported.

     PREMIUM REVENUE

The Company recognizes premium revenue at the time of issue on annuity policies that subject it to longevity risks.

The Company currently assesses no explicit life insurance premium for its commitment to make payments in excess of its recorded liability that are contingent upon policyholder mortality. Benefits paid in excess of the recorded liability are recognized when incurred as the amounts are not material to the financial statements.

Amounts collected on policies not subject to any mortality or longevity risk are recorded as increases in the policyholder deposits liability.

     FEDERAL INCOME TAXES

Prior to June 1,1995 the revenues and expenses of the Predecessor were included in a consolidated Federal income tax return with its parent company and other affiliates. Allocations of Federal income taxes were based upon separate return calculations.

Subsequent to June 1, 1995 the Company files its own separate income tax return, independent from its ultimate parent, GALIC.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income to the period that includes the enactment date.

     RISKS AND UNCERTAINTIES

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

The following elements of the financial statements are most affected by the use of estimates and assumptions:

     -   Investment market valuation
     -   Amortization of deferred policy acquisition costs
     -   Amortization of present value of future profits
            -   Recoverability of Goodwill

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The market value of the Company's investments is subject to the risk that interest rates will change and cause a temporary increase or decrease in the liquidation value of debt securities. To the extent that fluctuations in interest rates cause the cash flows of assets and liabilities to change, the Company might have to liquidate assets prior to their maturity and recognize a gain or loss. Interest rate exposure for the investment portfolio is managed through asset/liability management techniques which attempt to control the risks presented by differences in the probable cash flows and reinvestment of assets with the timing of crediting rate changes in the Company's policies and contracts. Changes in the estimated prepayments of mortgage-backed securities also may cause retrospective changes in the amortization period of securities and the related recognition of income.

The amortization of deferred acquisition costs is based on estimates of long-term future gross profits from existing policies. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the deferred expense.

In a similar manner, the amortization of present value of future profits is based on estimates of long-term future profits from existing and recaptured policies. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the asset.

In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of (SFAS #121), which was adopted by the Company in the fourth quarter of 1995, the Company has considered the recoverability of Goodwill and has concluded that no circumstances have occurred which would give rise to impairment of Goodwill for the period ending December 31, 1996.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standard No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS #107) applies fair value disclosure practices with regard to financial instruments, both assets and liabilities, for which it is practical to estimate fair value. In cases where quoted market prices are not readily available, fair values are based on estimates that use present value or other valuation techniques.

These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, might not be realized in the immediate settlement of the instruments. SFAS #107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Because of this, and further because a value of a business is also based upon its anticipated earning power, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS
     AND ACCRUED INVESTMENT INCOME:

The carrying values amounts reported in the balance sheets for these instruments approximate their fair values. Short-term debt securities are considered "available for sale" and are carried at fair value.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

     INVESTMENT SECURITIES (INCLUDING MORTGAGE-BACKED SECURITIES):

Fair values for debt securities are based on quoted market prices, where available. For debt securities not actively traded, fair value estimates are obtained from independent pricing services. In some cases, such as private placements and certain mortgage-backed securities, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. (See note 4 for fair value disclosures).

     INVESTMENT CONTRACTS:

The Company's policy contracts require the beneficiaries to commence receipt of payments by the later of age 85 or 10 years after purchase, and substantially all permit earlier surrenders, generally subject to fees and adjustments. Fair values for the Company's liabilities for investment type contracts (Policyholder Deposits) are estimated as the amount payable on demand. As of December 31, 1996 and 1995 the cash surrender value of policyholder funds on deposit were $537,442 and $104,571, respectively, less than their stated carrying value. Of the contracts permitting surrender, 90% provide the option to surrender without fee or adjustment during the 30 days following reset of guaranteed crediting rates. The Company has not determined a practical method to determine the present value of this option.

All of the Company's deposit obligations are fully guaranteed by the acquirer, GALIC, and the receivable from OakRe equal to the SPDA obligations is guaranteed by OakRe's parent, XFSI.

     REINSURANCE

The impact of reinsurance on the December 31, 1996 financial statements is not considered material.

The financing reinsurance agreement entered into with OakRe does not meet the conditions for reinsurance accounting under Generally Accepted Accounting Principles (GAAP). The net assets initially transferred to OakRe were established as a receivable and then are subsequently increased as interest is accrued on the underlying liabilities and decreased as funds are transferred back to the Company when policies reach their crediting rate reset date or benefits are claimed.

     OTHER

Certain 1994 and 1995 amounts have been reclassified to conform to the 1996 presentation.

(4)  INVESTMENTS

The Company's investments in debt securities and short term investments are considered available for sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of shareholders equity. The carrying value and amortized cost of investments at December 31, 1996 and 1995 were as follows:

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements


                                                           1996
                                                        GROSS      GROSS
ESTIMATED
                                          CARRYING   UNREALIZED  UNREALIZED
FAIR     AMORTIZED
                                            VALUE      GAINS      LOSSES
VALUE       COST                                                  (in
thousands of dollars)

Debt Securities:
  US. Government Treasuries            $   101  $  1  $  --   $   101  $   100
  Collateralized mortgage obligations   20,143    81   (119)   20,143   20,181
  Corporate, state, municipalities,
    and political subdivisions          51,019   433   (390)   51,019   50,976

Total debt securities                   71,263   515   (509)   71,263   71,257

Policy loans                             1,048    --     --     1,048    1,048
Short term investments                      44    --     --        44       44

Total investments                      $72,355  $515  $(509)  $72,355  $72,349


                                                               1995
                                                        GROSS      GROSS
ESTIMATED
                                           CARRYING   UNREALIZED UNREALIZED
FAIR     AMORTIZED
                                             VALUE      GAINS      LOSSES
VALUE      COST
                                                    (in thousands of dollars)

Debt Securities:
  US. Government Treasuries              $   104  $  3  $ --   $   104  $   101
  Collateralized mortgage obligations     13,377   237  $(14)   13,377   13,154
  Corporate, state, municipalities, and
    political subdivisions                24,611   624    --    24,611   23,987

Total debt securities                     38,092   864   (14)   38,092   37,242

Policy loans                               1,063    --    --     1,063    1,063
Short term investments                       984     0    (4)      984      988

Total investments                        $40,139  $864  $(18)  $40,139  $39,293
                                         =======  ====  =====  =======  =======



(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The amortized cost and estimated market value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                    1996
                                                        ESTIMATED
                                           AMORTIZED      MARKET
                                              COST         VALUE

(in thousands of dollars)
Due after one year through five years    $20,531  $20,572
Due after five years through ten years    28,019   28,010
Due after ten years                        2,527    2,538
Mortgage-backed securities                20,180   20,143
Total                                    $71,257  $71,263

At December 31, 1996, approximately 95.3% of the Company's debt securities are investment grade or are non-rated but considered to be of investment grade.
Of the 4.7% non-investment grade debt securities, all are rated as BB+ or its equivalent.

All debt securities were income producing during the years ended December 31, 1996 and 1995. As of December 31, 1996 and 1995 the Company had no impaired investments.


(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The components of net investment income, realized capital gains/(losses) and unrealized gains/(losses)were as follows:

                                                              THE COMPANY
PREDECESSOR
                                                                 7 MONTHS     5
MONTHS
                                                                   ENDED
ENDED
                                                         1996    12/31/95
5/31/95     1994
                                                            (in thousands of
dollars)

Income on debt securities                     $3,926   $1,166   $  4,075   $ 15,013
Income on short-term investments                 243      257      1,261        349
Income on policy loans                            86       46         29         57
Miscellaneous interest                             8       --         --          4

Total investment income                        4,263    1,469      5,365     15,423
Investment expenses                              (87)     (50)       (94)      (322)

Net investment income                          4,176    1,419      5,271     15,101

Realized capital gains/(losses) were as
 follows:
  Debt securities                                (28)     118       (272)       320
  Short-term investments                          --       --         --         (2)

Net realized gains/(losses) on
  investments                                 $  (28)  $  118   $   (272)  $    318
                                                       =======  =========  =========

Unrealized gains/(losses) were as follows:
  Debt securities                                  6   $  850   $(10,594)  $(25,749)
  Short-term investments                          --       (4)         1         (1)
  Effects on deferred acquisition costs
    amortization                                 (69)      --      4,767      8,340
  Effects on present value of future
    profits amortization                          65     (550)        --         --
Unrealized gains/(losses) before income tax        2      296     (5,826)   (17,410)
Unrealized income tax benefit/(expense)           (1)    (104)     2,037      6,094

Net unrealized gains (losses) on
   investments                                $    1   $  192   $ (3,789)  $(11,316)


Proceeds from sales, redemptions and paydowns of investments in debt securities during 1996 were $10,635,608. Gross gains of $16,757 and gross losses of $44,311 were realized on those sales. Included in these amounts were $1,355 of gross gains realized on the sale of non-investment grade securities.

Proceeds from sales, redemptions and paydowns of investments in debt securities for the Company during 1995 were $14,400,247 and for the
Predecessor  were  $148,796,033.   Gross gains of $136,104 and gross losses of
$17,789 were realized by the Company on its sales. The Predecessor realized gross gains of $23,293 and gross losses of $295,368 on its sales.

Proceeds from sales, redemptions and paydowns of investments in debt securities during 1994 were $115,993,655. Gross gains of $1,671,736 and gross losses of $1,351,406 were realized on those sales.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

Unrealized appreciation/(depreciation) of debt securities for the Company in 1996 and 1995, and the Predecessor in 1995 and 1994 were $(844,000), $850,000,
$15,152,000, and $(29,644,000), respectively. Unrealized appreciation/ (depreciation) of debt securities is calculated as the change between the cost and market values of debt securities for the years then ended.

(5)  SECURITIES GREATER THAN 10% OF SHAREHOLDERS EQUITY

As of December 31, 1996 the Company held the following individual securities which exceeded 10% of Shareholders equity:


Long-term Debt   Carrying
Securities       Value
---------------  ----------
Colonial Realty  $2,036,540

As of December 31, 1995 the Company held the following individual securities which exceeded 10% of Shareholders equity:


Long-term Debt           Carrying
Securities               Value
-----------------------  ----------
North American Mortgage  $1,954,398

(6)  POST-RETIREMENT AND POSTEMPLOYMENT BENEFITS

The Company has no direct employees and no retired employees. All personnel used to support the operations of the Company are supplied by contract by Cova Life Management Company (CLMC), a wholly owned subsidiary of Cova Corporation.
  The Company is allocated a portion of certain health care and life insurance benefits for future retired employees of CLMC. In 1996 and 1995, the Company was allocated a portion of benefit costs including severance pay, accumulated vacations, and disability benefits. At December 31, 1996 CLMC had no retired employees nor any employees fully eligible for retirement and had no disbursements for such benefit commitments. The expense arising from these obligations is not material.

(7)  INCOME TAXES

The Company files its own Federal Income Tax return. Amounts payable or recoverable related to periods before June 1, 1995 are subject to an indemnification agreement with XFSI, which has the effect that the Company is not at risk for any income taxes nor entitled to recoveries related to those periods.

Income taxes are recorded in the statements of earnings and directly in certain shareholders equity accounts. Income tax expense (benefit) for the years ended December 31 was allocated as follows:

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements


                                                     THE COMPANY
PREDECESSOR
                                                           7 MONTHS    5 MONTHS
                                                             ENDED      ENDED
                                                     1996   12/31/95   5/31/95
    1994
                                                          (In thousands of
dollars)

Statements of income:
  Operating income (excluded realized
    investment gains and losses)               $ 295   $194   $ (561)  $(2,241)
  Realized investment gains/(losses)             (10)   (54)      (2)      111
  Income tax expense/(benefit) included
    in the statements of income                  285    140     (563)   (2,130)
Shareholders equity:
  Unrealized gains/(losses) on securities
    available for sale and intangible assets    (103)   104    4,053    (6,829)
Total income tax expense/(benefit)             $ 182   $244   $3,490   $(8,959)




The actual Federal income tax expense differed from the expected tax expense computed by applying the US. Federal statutory rate to income before taxes on income as follows:

                                           THE COMPANY                     THE PREDECESSOR
                                                      1995              1995
                                       1996            7 MONTHS          5 MONTHS
1994
                                                     (in thousands of dollars)

Computed expected tax expense      $244  35.0%  $108  35.0%  $(494)  35.0%  $(2,200)  35.0%
Tax-exempt bond interest             --    --     --    --     (70)   5.0        --     --
Amortization of intangible assets    37   5.3     25   8.2      --     --        --     --
Other                                 4    .6      7   2.3       1    (.1)       70   (1.0)

Total                              $285  40.9%  $140  45.5%  $(563)  39.9%  $(2,130)  34.0%
                                                ====  =====  ======  =====  ========  =====


(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 follows:

                                                  1996         1995
                                              (in thousands of dollars)

Deferred tax assets:
Tax basis of intangible assets purchased  $  733  $1,009
Liability for commission on recapture        239     443
Policy reserves                              972     143
DAC Proxy Tax                                556     277
Other Deferred tax assets                      6      81

Total assets                              $2,506  $1,953

Deferred tax liabilities:
Unrealized gains in investments           $    1  $  104
PVFP                                         219     377
Deferred acquisition costs                 1,162     407
Other deferred tax liabilities                 9      58

Total liabilities                          1,391     946

Net deferred tax asset                    $1,115  $1,007
                                                  ======


A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes the deferred tax assets will be fully realized in the future based upon consideration of the reversal of existing temporary differences, anticipated future earnings, and all other available evidence. Accordingly, no valuation allowance is established.

(8)  RELATED-PARTY TRANSACTIONS

The Company has entered into management, operations and servicing agreements with both affiliated and unaffiliated companies. The affiliated companies are Cova Life Management Company (CLMC), a Delaware corporate, which provides management services and the employees necessary to conduct the activities of the Company, and General American Investment Management Company, which provides investment advice. Additionally, a portion of overhead and other corporate expenses are allocated by the Companys ultimate parent, GALIC. The unaffiliated companies are Johnson & Higgins, a New Jersey corporation, and Johnson & Higgins/Kirke Van Orsdel, Inc., a Delaware corporation, which provide various services for the Company including underwriting, claims and administrative functions. The affiliated and unaffiliated service providers are reimbursed for the cost of their services and are paid a service fee. Expenses and fees paid to affiliated companies in 1996 and the seven months of 1995 for the Company were $303,694 and $375,764, respectively, and by the Predecessor in 1995 and 1994 were $334,979 and $674,136 respectively.

(9)  STATUTORY SURPLUS AND DIVIDEND RESTRICTION

Generally accepted accounting principles (GAAP) differ in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory accounting principles).

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The major differences arise principally from the immediate expense recognition of policy acquisition costs and intangible assets for statutory reporting, determination of policy reserves based on different discount rates and methods, the recognition of deferred taxes under GAAP reporting, the non-recognition of financial reinsurance for GAAP reporting, and the establishment of an Asset Valuation Reserve as a contingent liability based on the credit quality of the Company's investment securities and an Interest Maintenance Reserve as an unearned liability to defer the realized gains and losses of fixed income investments presumably resulting from changes to interest rates and amortize them into income over the remaining life of the investment sold. In addition, SFAS #115 adjustments to record the carrying values of debt securities and certain equity securities at market are applied only under GAAP reporting and capital contributions in the form of notes receivable from an affiliated company are not recognized under GAAP reporting.

Purchase accounting creates another difference as it requires the restatement of GAAP assets and liabilities to their established fair values, and shareholders equity to the net purchase price. Statutory accounting does not recognize the purchase method of accounting.

As of December 31, the differences between statutory capital and surplus and shareholder's equity determined in conformity with generally accepted accounting principles (GAAP) were as follows:

                                                   1996       1995
                                            (in thousands of dollars)

Statutory Capital and Surplus                 $11,176   $11,457
Reconciling items:
  Statutory Asset Valuation Reserves              825       700
  Interest Maintenance Reserve                     34        69
  GAAP investment adjustments to fair value         6       846
  Deferred policy acquisition costs             3,321     1,164
  GAAP basis policy reserves                   (2,101)     (215)
  Deferred federal income taxes (net)           1,115     1,007
  Goodwill                                      2,034     2,306
  Present value of future profits               1,178       576
  Future purchase price payable                  (683)   (1,265)
  Other                                            (1)       38

GAAP Shareholders Equity                      $16,904   $16,683
                                                        ========

Statutory net income (loss) for the years ended December 31, 1996, 1995 and 1994 were $(113,236), $(2,404,316) and $(13,042,271) respectively.

The maximum amount of dividends which can be paid by State of California insurance companies to shareholders without prior approval of the insurance commissioner is the greater of 10% of statutory surplus or statutory net gain from operations for the preceding year. Accordingly, the maximum dividend permissible during 1997 will be $837,581.

The National Association of Insurance Commissioners has developed certain Risk Based Capital (RBC) requirements for life insurers. If prescribed levels of RBC are not maintained, certain actions may be required on the part of the Company or its regulators. At December 31, 1996 the Company's Total Adjusted Capital and Authorized Control Level - RBC were, $12,001,030 and $1,360,234 respectively. This level of adjusted capital satisfies regulatory requirements.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

(10)  GUARANTY FUND ASSESSMENTS

The Company participates with all life insurance companies licensed in California in an association formed to guarantee benefits to policyholders of insolvent life insurance companies. Under the state law, as a condition for maintaining the Companys authority to issue new business, the Company is contingently liable for its share of claims covered by the guaranty association for insolvencies incurred through 1996, but for which assessments have not yet been determined nor assessed, to a maximum generally of 1% of statutory premiums per annum.

At December 31, 1996, the National Organization of Life and Health Guaranty Associations (NOLHGA) distributed a study of the major outstanding industry insolvencies, with estimates of future assessments by state. Based on this study, the Company has accrued a liability for approximately $1.6 million in future assessments on insolvencies that occurred before December 31, 1996. Under the coinsurance agreement between the Company and OakRe (see note 1), OakRe is required to reimburse the Company for any future assessments that it pays which relate to insolvencies occurring prior to June 1, 1995. As such, the Company has recorded an additional receivable from OakRe for $1.6 million.

At the same time, the Company is liable to OakRe for 80% of any future premium tax recoveries that are realized from any such assessments and may retain the






                                  IX. EXHIBITS

A. (1) Resolution of Board of directors of the Company authorizing the Separate Account.*

     (2)  None.

     (3)  (a)  Form of Principal Underwriter's Agreement

          (b)  Selling Agreement

          (c)  Schedules of sales commissions referred to in Item 38(c)

     (4)  None

     (5)  Modified Single Premium Life Insurance Policy*

     (6)  (a) Articles of Incorporation of the Company

          (b)  Bylaws of the Company

     (7)  Not Applicable

     (8)  Not Applicable

     (9)  None

     (10) Form of application*

B.   Furnish copies of each of the following:

     (1)  Not Applicable

     (2)  Not Applicable

C.   Not Applicable

*Incorporated by reference to Form N-8B-2 filed electronically by Registrant on October 9, 1997.

                                    SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940 the depositor of the Registrant has caused this registration statement to be duly signed on behalf of the Registrant in the City of Oakbrook Terrace and State of Illinois on the 7th day of November, 1997.

[SEAL]

                         COVA  VARIABLE  LIFE  ACCOUNT FIVE

                         By:  COVA  FINANCIAL  LIFE INSURANCE COMPANY
                              __________________________________________


                         By: /s/Lorry J. Stensrud
                            ______________________________



                         COVA  FINANCIAL  LIFE  INSURANCE  COMPANY

                         By: /s/Lorry J. Stensrud
                            ______________________________




Attest:/s/ Judy M. Drew
       ________________________________
                 (Name)



        Sr. Vice President
       ________________________________
                 (Title)